120(2).77C
DREYFUS VARIABLE INVESTMENT FUND ("the Fund")
Small Cap Portfolio
Exhibit 1
Sub-Item 77C

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Small Cap Portfolio of the Dreyfus Variable Investment Fund was held on December 18, 2002. Out of a total of 20,742,748.997 shares ("Shares") entitled to vote at the meeting, a total of 20,044,828.391 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Small Cap Portfolio's outstanding Shares as follows:

     The Fund changes certain of its fundamental policies and investment restrictions to expand participation in a securities lending program.


     Affirmative Votes                       Negative Votes

     17,221,097.475                     1,321,666.215